Free Writing Prospectus

(To the Preliminary Prospectus dated January 10, 2019)

Filed pursuant to Rule 433

Registration No. 333-229180

March 27, 2019

Majority of bitcoin trading is a hoax, new study finds

●	Ninety-five percent of spot bitcoin trading volume is faked by unregulated exchanges, according to a study from Bitwise this week.

●	The firm analyzed the top 81 crypto exchanges by volume on industry site CoinMarketCap.com. They report an aggregated $6 billion in average daily bitcoin volume. The study finds that only $273 million of that is legitimate.

●	“People looked at cryptocurrency and said this market is a mess; that’s because they were looking at data that was manipulated,” says Matthew Hougan, global head of research at Bitwise.

New research is casting even more doubt on the legitimacy of bitcoin trading.

An analysis published by Bitwise this week shows that 95 percent of bitcoin spot trading is faked by unregulated exchanges. The survey, first reported by The Wall Street Journal, echoes concerns by regulators that cryptocurrency markets are still ripe for manipulation.

Bitwise, an asset manager in the process of trying to list the first-ever bitcoin exchange-traded fund, said it met with the Securities and Exchange Commission on Tuesday to discuss its application. As a part of the process, it submitted analysis that could help regulators cut through the noise.

“People looked at cryptocurrency and said this market is a mess; that’s because they were looking at data that was manipulated,” said Matthew Hougan, global head of research at Bitwise. “When you cut away the echo chamber of these nonsense numbers, it should be an efficient, well-arbitraged market.”

The analysis showed that “substantially all of the volume” reported on 71 out of the 81 exchanges was wash trading, a term that describes a person simultaneously selling and buying the same stock, or bitcoin in this case, to create the appearance of activity in the market. In other words, it’s not real.

Those exchanges report an aggregated $6 billion in average daily bitcoin volume. The study finds that only $273 million of that is legitimate.

“The idea that there’s fake volume has been rumored for a long time; we were just the first people to systematically look at which exchanges were delivering real volume,” Hougan told CNBC.

The San Francisco-based firm compared at Coinbase Pro, which reports about $27 million in average daily volume in bitcoin. Its median “spread,” or difference between the price a seller wants and the price a buyer wants, for bitcoin was about 1 cent. That scenario passed Bitwise’s test for having real volume.

But in another stark comparison, CoinBene — the biggest reported exchange on CoinMarketCap.com — has a nearly $15 spread. Hougan said they found other extreme examples of exchanges with a spread of more than $300.

“It is surprising that an exchange with almost 18 times the volume of Coinbase Pro would have a spread that is 1,500 times larger,” Bitwise said in the report.

Exchanges may have an incentive to report fake volume. Bad actors may look to attract listings for new initial coin offerings, or ICOs, who want their cryptocurrency on an exchange where more trading goes on, Bitwise said. Those fees can run from $1 million to $3 million per listing, according to data from Autonomous Next.

U.S. regulators have taken a cautious approach to making bitcoin mainstream for traders. The SEC highlighted the risk of manipulation as reason for rejecting applications for other cryptocurrency ETFs. The office of New York Attorney General also flagged the issue in a recent report warning that exchanges are vulnerable. Because most cryptocurrency trading platforms don’t use the same monitoring tools as stock exchanges, SEC Chairman Jay Clayton has warned that investors may not get a fair assessment of bitcoin’s price.

“What investors expect is that trading in the commodity that underlies that ETF makes sense and is free from the risk of manipulation,” Clayton said in November at the Consensus Invest Conference in Manhattan. “It’s an issue that needs to be addressed before I would be comfortable.”

Hougan said this also explains why trading volume for regulated bitcoin futures has seemed weak. Chicago-based CME and Cboe began listing bitcoin derivatives at the end of 2017 but have had much lower volumes than the $6 billion reported by unregulated exchanges.

“When you realize the size of the real bitcoin market, the CME starts to look a lot more significant,” Hougan said.

The Bitwise Bitcoin ETF Trust has filed a registration statement (including a preliminary prospectus dated January 10, 2019) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.